SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934


                       DMI FURNITURE, INC.
                         (Name of Issuer)


                   COMMON STOCK, $.10 PAR VALUE
                  (Title of Class of Securities)

                           233230 10 1
                          (CUSIP Number)

                          Joseph G. Hill
                            Secretary
                       DMI Furniture, Inc.
                         One Oxmoor Place
                         101 Bullitt Lane
                    Louisville, Kentucky 40222
                         (502)426-4351
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                             January 9, 1997
       (Date of Event Which Requires Filing of This Statement)

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . .  Joseph G. Hill

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .  ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b)

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    00, PF

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   253,570
(8)  Shared voting power. . . . . . . . . . . .         0
(9)  Sole dispositive power . . . . . . . . . .   253,570
(10) Shared dispositive power . . . . . . . . .         0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   253,570

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   7.8%

(14) Type of reporting person  . . . . . . . . .  IN

Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $.10 par value (the "Common Stock"), of DMI
Furniture, Inc., a Delaware corporation (the "Issuer").

     The Issuer's principal executive office is located at One
Oxmoor Place, 101 Bullitt Lane, Louisville, Kentucky 40202.

Item 2.   Identity and Background.

          (a)  Name: Joseph G. Hill

          (b)  Business Address:   DMI Furniture, Inc.
                                   One Oxmoor Place
                                   101 Bullitt Lane
                                   Louisville, Kentucky 40222

          (c) Principal Occupation: Vice President-Finance, Chief Financial Officer, Secretary and Treasurer of the
               Issuer.

          (d) During the last five years, Mr. Hill has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Hill was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          (f)  Mr. Hill is a United States citizen.


Item 3.   Sources and Amount of Funds or Other Consideration.

          Joseph G Hill and certain other investors filed a
Schedule 13D as a group (Donald D. Dreher, et. al) to report the purchase of shares of Common Stock and shares of preferred stock convertible into Common Stock by individual members of the group from three institutional shareholders in August 1996. Mr. Hill is filing this Schedule 13D in his own name to report information relating to his personal beneficial ownership of Common Stock and to reflect the termination of group status upon completion of the stock purchases.


Item 4.   Purpose of Transaction.

     Joseph G. Hill is the Issuer's Vice-President-Finance, Chief Financial Officer, Secretary, and Treasurer and one of seven current members of the Issuer's Board of Directors. By virtue of those positions, Mr. Hill is in a position to exert significant influence over the conduct of the Issuer's business.

        In the future, Mr. Hill may purchase additional Preferred Shares or Common Shares in open market or privately negotiated transactions, although he has no immediate plans to do so. Whether he purchases additional Preferred or Common Shares will depend on his continuing assessment of pertinent factors, including without limitation the availability of Preferred or Common Shares for purchase at particular price levels, stock market and money market conditions, economic conditions in general, and the condition of the furniture industry and the Issuer in particular.

     Except as indicated above or as may be currently under consideration by the Issuer's board of directors, Mr. Hill has no current plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     On December 12, 1996, the Issuer issued Mr. Hill 7,837 shares of Common Stock as a stock bonus for fiscal 1996 in accordance with the terms of Mr. Hill's employment agreement. See Item 6. The shares were valued at $1.75 per share, the market price of the Common Stock at the close of trading on August 30, 1996, the last trading day of fiscal 1996.

     Mr. Hill has not engaged in any other transactions in the Common Shares or securities convertible into the Common Shares during the past sixty days.

     Mr. Hill owns 39,131 Common Shares, currently exerciseable options to purchase 157,968 Common Shares granted under the Issuer's employee benefit plans, and 45,531 Preferred Shares convertible into 56,471 Common Shares. Mr. Hill has sole voting and dispositive power with respect to these shares. Mr. Hill is the beneficial owner of 253,570 shares or 7.8% of the Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Hill has entered into an employment agreement with the Issuer for the period April 1, 1995 through March 31, 1997, pursuant to which he serves as Vice-President-Finance, Chief Financial Officer of the Issuer at an initial annual salary of $155,000 which is reviewed annually. In addition, Mr. Hill can earn a bonus with respect to each year of his employment payable in newly issued Common Shares having a market value equal to 45.45% of the bonuses earned by Mr. Hill for such year pursuant to the formula contained in his employment agreement, up to a maximum of 25% of average base salary.

     Mr. Hill has entered into a severance agreement with the Issuer, which have been automatically renewed through December 31, 2000. The severance agreements provide, among other things, for the payment of certain compensation to them following termination of employment other than for cause after a change in control of the Issuer. The severance agreement is described in greater detail on pages 10 and 11 of the Issuer's Definitive Proxy Statement dated November 8, 1996, the applicable portions of which are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 99.1 Employment Agreement with Joseph G. Hill is incorporated by reference to Exhibit 10.2 to the Issuer's Current
Report on Form 8-K dated April 22, 1996.

          Exhibit 99.2 Severance Agreement with Joseph G. Hill is incorporated by reference to the Issuer's 1993 10-K.

                               SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/Joseph G. Hill

                              Date: January 9, 1997